UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

CM


02003687


RECEIVED
FEB 28 2002
340

SEC FILE NUMBER

~~8 - 17301~~

8- 35134

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FV 3/5/02

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

REINOSO & COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 MADISON AVENUE, 4TH FLOOR
(No. And Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM H. NAPIER (212) 832-9700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of it possessions.

PROCESSED
P MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

3/15/02 SS

OATH OR AFFIRMATION

I, WILLIAM H. NAPIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REINOSO & COMPANY. INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNE E. COULTER
Notary Public, State of New York
No. 41-4803825
Qualified in Rockland County
Cerficate Filed in New York County
Commission Expires Sept. 30, 2002

William H. Napier
Signature

PRINCIPAL
Title

Anne E. Coulter
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*


FEB 28
340

REINOSO & COMPANY INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
Reinoso & Company Incorporated

We have audited the accompanying statement of financial condition of Reinoso & Company Incorporated (the "Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Reinoso & Company Incorporated as of December 31, 2001, in conformity with accounting principals generally accepted in the United States of America.

Fulvio + Associates L.L.P.

New York, New York
February 25, 2002

REINOSO & COMPANY INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 1,623
Municipal securities owned, at market value	411,172
Receivable from brokers and dealers	14,964
Other assets	4,300
Total Assets	$ 432,059

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 13,095
Total Liabilities	13,095
Shareholder's equity:	
Common stock, $.10 par value; 1,000 shares authorized; 700 shares issued	100
Paid-in capital	861,523
Retained earnings	(11,841)
	849,782
Less treasury stock, at cost (300 common shares)	(430,818)
Total Shareholder's Equity	418,964
Total Liabilities and Shareholder's Equity	$ 432,049

The accompanying notes are an integral part of these financial statements.

REINOSO & COMPANY INCORPORATED
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1. GENERAL BUSINESS

Reinoso & Company Incorporated (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. In this capacity it executes principal transactions and performs underwriting and investment banking services.

The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a fully disclosed clearance agreement.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The Company records transactions in securities, and the related revenues and expenses, on a trade-date basis.

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. INCOME TAXES

The Company is recognized as an S Corporation for federal and state corporate tax purposes, and as such the shareholder is individually liable for federal and state income tax payments. The Company accounts for income taxes under the provisions of statement of Financial Accounting Standards No.109 "Accounting for Income Taxes". The Company has a New York City deferred tax asset of approximately $72,000 at December 31, 2001 as a result of net operating loss carryfoward of approximately $810,000 which expires in 2014 . This deferred tax asset has been reduced by a valuation allowance to zero because it is uncertain that the deferred tax asset will be utilized in future periods.

NOTE 4. RELATED PARTY TRANSACTIONS

Reinoso & Co., Inc. bills Reinoso Asset Management, a related company, for professional services it provides.

NOTE 5. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that net capital, as defined, shall be at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had net capital of $385,862 which exceeded its requirement of $5,000 by $380,862.